ORLEN

SEC file: 82-5036

RECEIVED
FEB 20 2002
316

Securities and Exchange Co[redacted]
Division of Corporate Finai
450 Fifth Street, N.W.
Washington, D.C. 20549

02015365

Płock, February 19th, 2002

To whom it may concern,

SUPPL

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from 19/2002 to 22/2002 together with quarterly report for 4th quarter 2001 and list of shareholders entitled to participate at the extraordinary General Meeting of Shareholders of PKN ORLEN S.A. on February 21, 2002.
Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

Paweł Wochowski
Investor Relations Department

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

dlw 3/25

Polski Koncern Naftowy ORLEN Spółka Akcyjna
09-411 Płock, ul. Chemików 7
tel. (+48 24) 365 00 00, fax (+48 24) 365 28 41, www.orlen.pl

Zarząd: Prezes - Andrzej Modrzejewski; Wiceprezesi - Krzysztof Cetnar, Jarosław Tyc; Członkowie Zarządu - Czesław Bugaj, Andrzej Drętkiewicz, Władysław Wawak, Wojciech Weiss; Sąd Rejonowy dla m.st. Warszawy nr KRS 0000028860; Kapitał zakładowy: 525 221 421,25 PLN

RECEIVED
FEB 20 2002
SEC MAIL PROCESSING SECTION 316
WASH. D.C.

PKN ORLEN SA
SEC File
82-5036

Shareholders entitled to participate at the Extraordinary General Meeting of Shareholders of POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA on February 21, 2002

No.	Shareholder	No. of shares	Type of shares	No. of votes
1	AIG OTWARTY FUNDUSZ EMERYTALNY UL. PRZEMYSŁOWA 26, 02-672 WARSZAWA	1 900 000	Bearer	1 900 000
2	AMERICAN BIBLE SOCIETY RE: TEMPLETON 1865 BROADWAY NEW YORK NEW YORK 10023	38 290	Bearer	38 290
3	THE BANK OF NEW YORK 101 BARCLAY STREET NEW YORK, N.Y. 10286, USA	3 243 930	Bearer	3 243 930
4	BANKOWY OTWARTY FUNDUSZ EMERYTALNY UL. SIENNA 75 WARSZAWA	300 000	Bearer	300 000
5	BARANOWSKI EDWARD I DANUTA UL. MIODOWA 20/26 09-400 PŁOCK	1 140	Bearer	1 140
6	BIELAWA ZBIGNIEW BOKSYCKA 155a 27-415 KUNÓW	10	Bearer	10
7	BIELSCY MAŁGORZATA I DARIUSZ UL. PSZCZELA 2 M. 181 09-400 PŁOCK	3 677	Bearer	3 677
8	BORKOWSKI HENRYK UL. MICKIEWICZA 3 07-415 OLSZEWO-BORKI	11	Bearer	11
9	BOSSAK JAN UL. SYMFONII 4 / 25 02-786 WARSZAWA	1 453	Bearer	1 453
10	BROMKA BOGDAN UL. PIASKA 4/20 09-407 PŁOCK	2	Bearer	2
11	BRZESKA KAZIMIERA UL. WIŚNIEWSKIEGO 24 09-411 PŁOCK	5 250	Bearer	5 250
	BUDKIEWICZ MICHAŁ			

Za Zarząd

....

PKN ORLEN SA
SEC File
82-5036

12	UL. SZARYCH SZEREGÓW 13/19 09-409 PŁOCK	4	Bearer	4
13	CAIB OFI AKCJI UL. E.PLATER 53 WARSZAWA	10 000	Bearer	10 000
14	CAPITAL GUARDIAN EMERGING MARKETS TOBACCO-FREE EQUITY FUND FOR TAX-EXEMPT TRUST 333 SOUTH HOPE STREET, 55TH FLOOR LOS ANGELES, CALIFORNIA , USA	26 800	Bearer	26 800
15	CAPITAL INTERNATIONAL EMERGING MARKETS FUND 5 RUE PLAETIS L-2338 LUXEMBOURG	640 000	Bearer	640 000
16	CENTRALNY DOM MAKLERSKI PEKAO S.A. UL. WOŁOSKA 18 02-675 WARSZAWA	1	Bearer	1
17	CHMIELEWSKI WŁODZIMIERZ I ZOFIA UL. WIŚNIOWA 3 43-450 USTROŃ	12 000	Bearer	12 000

Za Zarząd

....

18	CHUDZIK JAN UL. DĄBRÓWKI 3 M.19 09-400 PŁOCK	6 920		6 920
19	CHUDZIK PIOTR UL. BIEGAŃSKIEGO 27/4 ŁÓDŹ	1	Bearer	1
20	COMMERCIAL UNION OFE BPH CU WBK AL. JANA PAWŁA II 23 00-854 WARSZAWA	12 522 000	Bearer	12 522 000
21	COMMERCIAL UNION POLSKA - TOWARZYSTWO UBEZPIECZEŃ NA ŻYCIE S.A. AL. JANA PAWŁA II 23 00-854 WARSZAWA	3 800 000	Bearer	3 800 000
22	CREDIT AGRICOLE INDOSUEZ LUXEMBOURG ALLEE SCHEFFER 39 LUXEMBOURG L - 2520	66 700	Bearer	66 700
23	CZAPRAN MAREK UL. DWORCOWA 21/8 50-456 WROCŁAW	5	Bearer	5
24	CZERNIAK KONSTANTY UL. SOKOLA 40/2 59-300 LUBLIN	5	Bearer	5
25	DOLIŃSKA -KOBIŃSKA AGNIESZKA MAKÓW 3 45-227 OPOLE	5		5
26	DOM MAKLERSKI BIG - BG S.A. AL. JANA PAWŁA II 15 WARSZAWA	1	Bearer	1
27	DOM MAKLERSKI BZ WBK S.A. PL. WOLNOŚCI 16 60-967 POZNAŃ	1	Bearer	1
28	DOMOSŁAWSCY IRENEUSZ I ZOFIA UL. PIASKA 6 M.18 09-407 PŁOCK	2 000	Bearer	2 000
29	DROZDEK WŁADYSŁAW UL. JASNA 12/1 M. 29 09-400 PŁOCK	6 920	Bearer	6 920
30	DRUGI POLSKI FUNDUSZ ROZWOJU - BRE Sp. z o.o. UL. SENATORSKA 18 A WARSZAWA	2 791 713	Bearer	2 791 713
31	DURLIK DOROTA I MAŁGORZATA UL. WITOLDA 6/8/18 26-600 RADOM	1	Bearer	1

Za Zarząd

....

32	DWS POLSKA FUNDUSZ INWESTYCYJNY OTWARTY AKCJI PLUS UL. ARMII LUDOWEJ 26 00-609 WARSZAWA	1 000	Bearer	1 000
33	DZIAŁO TADEUSZ UL. WIEJSKA 55 39-300 MIELEC	990	Bearer	990
34	DZIUBA JANUSZ UL. OSIEDLE WZGÓRZE 91 27-530 OŻARÓW	10	Bearer	10
35	DZIWOTA HENRYK UL. KOCHANOWSKIEGO 26/76 09-402 PŁOCK	3 500	Bearer	3 500
36	EJDYS WIESŁAW UL. WIŚNIEWSKIEGO 25 09-409 PŁOCK	10	Bearer	10
37	EMERGING MARKETS GROWTH FUND INC. 333 SOUTH HOPE STREET 55 TH FLOOR LOS ANGELES , CALIFORNIA , USA	4 000 000	Bearer	4 000 000

Za Zarząd

…………………… ……………………

38	ERSTE SECURITIES POLSKA S.A. AL. JANA PAWŁA II 23 00-854 WARSZAWA	1	Bearer	1
39	EURO AGRO CENTRUM S.A. UL. KRUCZA 24/26 00-526 WARSZAWA	3 877 652	Bearer	3 877 652
40	EUROFUNDUSZ AKCJI OTWARTY FUNDUSZ INWESTYCYJNY UL. MARYNARSKA 19A 02-674 WARSZAWA	100 000	Bearer	100 000
41	EUROFUNDUSZ INDEKSOWY OTWARTY FUNDUSZ INWESTYCYJNY UL. MARYNARSKA 19A 02-674 WARSZAWA	40 000	Bearer	40 000
42	EUROFUNDUSZ ZRÓWNOWAŻONY OTWARTY FUNDUSZ INWESTYCYJNY UL. MARYNARSKA 19A 02-674 WARSZAWA	150 000	Bearer	150 000
43	EXETER FUND INC 1100 CHASE SQUARE ROCHESTER, NY 14604, USA	156 400	Bearer	156 400
44	FABISIAK MAREK I GRAŻYNA UL. KOCHANOWSKIEGO 52 09-400 PŁOCK	100	Bearer	100
45	FAŁEK KRZYSZTOF UL. JASNA 5 97-300 PIOTRKÓW TRYBUNALSKI	10	Bearer	10
46	FELKA ANDRZEJ UL. ENERGETYCZNA 13/13 53-330 WROCŁAW	220	Bearer	220
47	FOLTYNOWICZ MAREK UL. MALINOWA 10 PRUSZCZ GDAŃSKI	1	Bearer	1
48	FRANKIEWICZ MICHAŁ UL. TUWIMA 22A M 7 95-100 ZGIERZ	151	Bearer	151
49	FRANKLIN TEMPLETON INVESTMENT FUNDS RE: TEMPLETON EASTERN EUROPE FUND 26 BOULEVARD ROYAL, L-2449 LUXEMBOURG GRAND-DUCHY OF LUXEMBOURG	696 600	Bearer	696 600
50	FRANKLIN TEMPLETON INVESTMENT FUNDS RE: TEMPLETON EMERGING MARKET FUND 26 BOULEVARD ROYAL, L-2449 LUXEMBOURG GRAND-DUCHY OF LUXEMBOURG	970 277	Bearer	970 277

Za Zarząd

....

51	FUNDUSZ INWESTYCJI KAPITAŁOWYCH KGHM METALE S.A. UL. M. SKŁODOWSKIEJ-CURIE 92 59-301 LUBIN	3 006 800	Bearer	3 006 800
52	GANCZEWSKA ANNA UL. DWUDZIESTOLATKÓW 2 M.5 02-157 WARSZAWA	200	Bearer	200
53	G&G SP. Z O.O. UL. BRONISZEW 74 05-610 GOSZCZYN	10	Bearer	10
54	GIEROWSKI JÓZEF HUBERT 56 Av. MONTAIGNE 75-008 PRIS, FRANCE	9 654	Bearer	9 654
55	GLIŃSCY STANISŁAWA I GRZEGORZ UL. CHAŁUBIŃSKIEGO 9A 09-400 PŁOCK	16 300	Bearer	16 300
56	GÓRSKI DARIUSZ CZARNÓW 157/6 05-510 KONSTANCIN - JEZIORNA	1	Bearer	1

Za Zarząd

....

57	GÓRSKI MIROSŁAW KORMORANÓW 41 40-521 KATOWICE	209 180	Bearer	209 180
58	GURCZYŃSKI IRENEUSZ UL. OKRZEI 2/2 09-400 PŁOCK	1	Bearer	1
59	ING NATIONALE NEDERLANDEN POLSKA OFE UL.LUDNA 2 WARSZAWA	9 015 796	Bearer	9 015 796
60	ING SFIO AKCJI 2 PL. TRZECH KRZYŻY 10/14 WARSZAWA	500 000	Bearer	500 000
61	JABŁONOWSKI IRENEUSZ UL. ORZECHOWA 27 09-410 PŁOCK	10	Bearer	10
62	JABŁONOWSKI JAN UL. ŁĄKOWA 6/1 11-700 MRĄGOWO	100	Bearer	100
63	JADCZAK ELIZA UL. BAT. CHŁOPSKICH 9 M 15 09-400 PŁOCK	8	Bearer	8
64	JAKUBCZYK ADAM UL. PRZYSZKOLNA 6/11 09-401 PŁOCK	198	Bearer	198
65	JANAS PAWEŁ ADAM UL. MALBORSKA 3 M. 180 03-286 WARSZAWA	1	Bearer	1
66	JAWORSKI IRENEUSZ UL. GŁOGOWA 5/8 21-040 ŚWIDNIK	18	Bearer	18
67	JĘDRZEJEWSKI LESZEK UL. OKRĄG 8/10 M.3 00-407 WARSZAWA	1	Bearer	1
68	JĘDRZEJEWSKI RAFAŁ UL. WIŚNIEWSKIEGO 15 M. 14 09-400 PŁOCK	1	Bearer	1
69	KARASZEWSKI RYSZARD UL. MIKOŁAJCZYKA 6 09-200 SIERPC	6 920	Bearer	6 920
70	KARPIŃSKI SZYMON UL. OSIEDLE GÓRNICZE 30/19 58 - 308 WAŁBRZYCH	10	Bearer	10
71	KĘDZIERSKI ZDZISŁAW UL. E. PLATER 92/21 71-655 SZCZECIN	19	Bearer	19

Za Zarząd

....

72	KLECZKOWSKI HENRYK UL. DOBRZYŃSKA 7 B/38 09-400 PŁOCK	200	Bearer	200
73	KŁOS MAREK UL. BEMA 2 87-720 CIECHOCINEK	156	Bearer	156
74	KOŁODZIEJ JÓZEF UL. KRAKOWSKA 17/59 39-200 DĘBICA	10	Bearer	10
75	KOSTYRA TETYANA UL. BAŻANTÓW 21 A BIELSKO - BIAŁA	100	Bearer	100
76	KULAK MIROSŁAW UL. ŁASKA 7 98-240 SZADEK	199	Bearer	199
77	KULCZYK HOLDING S.A. UL. KRUCZA 24/26 00-526 WARSZAWA	833 554	Bearer	833 554
78	KURASZ JAKUB UL. WOKALNA 8/9 02-783 WARSZAWA	5	Bearer	5

Za Zarząd

....

79	KURNAL TOMASZ UL. ZEŁWEROWICZA 22 02-928 WARSZAWA	119 909	Bearer	119 909
80	KWIATKOWSKI BOGDAN UL. LACHMANA 18 M.6 09-407 PŁOCK	3 920	Bearer	3 920
81	LEŚNIEWSKI WOJCIECH UL. JACHOWICZA 21 M.43 09-402 PŁOCK	200	Bearer	200
82	LEŚNIOWSKA DANUTA UL. KONDRATOWICZA 41/195 03-285 WARSZAWA	1 490	Bearer	1 490
83	LISIAK KRZYSZTOF KAZIMIERZÓWKA 158 21-040 ŚWIDNIK	309	Bearer	309
84	ŁAGODA ŁUCJA UL. WOJSKA POLSKIEGO 168/1 SZCZECIN	10	Bearer	10
85	ŁOZIŃSKI DARIUSZ ANDRZEJ UL.PLAŻOWA 17 11-300 BISKUPIEC	15	Bearer	15
86	MADEJEK JAN UL. URZĘDOWSKA 24 20-727 LUBLIN	48	Bearer	48
87	MAJCHROWSKI KRZYSZTOF OSIEDLE ZIELONE 5 M 15 16-100 SOKÓŁKA	869	Bearer	869
88	MALINOWSKI DARIUSZ ALEJA MAJOWA 5/7 44-121 GLIWICE	1	Bearer	1
89	MALISZEWSKI RYSZARD JERZY UL. MICKIEWICZA 21 M. 115 09-400 PŁOCK	1	Bearer	1
90	MAŁYSKA JERZY UL. MAGNOLII 25 05-126 NIEPORĘT-GRABINA	869	Bearer	869
91	MAURER STANISŁAW UL. ZIELONA 28 M.4 90-624 ŁÓDŹ	2 635	Bearer	2 635
92	MIECZNIKOWSKI REMIGIUSZ UL. JODŁOWA 2/1 09-402 PŁOCK	2 000	Bearer	2 000
93	MISZTAL ZDZISŁAW JAKUB UL. SOSNOWIECKA 25 01-496 WARSZAWA	499	Bearer	499

Za Zarząd

....

94	MYŚLIWIEC MAREK UL. BIESIADNA 4 44-240 ŻORY	154	Bearer	154
95	NAFTA POLSKA SPÓŁKA AKCYJNA UL. JASNA 12 00-013 WARSZAWA	74 068 050	Bearer	74 068 050
96	NOWAK KAZIMIERZ UL. M.C.SKŁODOWSKIEJ 1/17 09-400 PŁOCK	2 000	Bearer	2 000
97	NOWAK NORBERT UL.SIENNICKA 13/1 80-703 GDAŃSK	5	Bearer	5
98	NOWAK WALDEMAR UL. BATALIONU ZOŚKA 34 09-409 PŁOCK	42 000	Bearer	42 000
99	NOWARA WINFRID UL. POKOJU 5 41-945 PIEKARY ŚLĄSKIE	20	Bearer	20
100	NYCZ ZDZISŁAW ŚRODKOWA 16 09-400 PŁOCK	14	Bearer	14

Za Zarząd

....

101	OTTO MICHAŁ UL. EBRO 30A 01-490 WARSZAWA	1	Bearer	1
102	OTWARTY FUNDUSZ EMERYTALNY DOM AL. JANA PAWŁA II 61 C 01-031 WARSZAWA	495 000	Bearer	495 000
103	OTWARTY FUNDUSZ EMERYTALNY PBK ,,ORZEŁ" UL. DOMANIEWSKA 41 WARSZAWA	400 000	Bearer	400 000
104	OTWARTY FUNDUSZ EMERYTALNY POCZTYLION UL. NOWOGRODZKA 11 00-513 WARSZAWA	883 300	Bearer	883 300
105	OTWARTY FUNDUSZ EMERYTALNY PZU ,,ZŁOTA JESIEŃ" AL. JANA PAWŁA II 24 00-133 WARSZAWA	4 954 869	Bearer	4 954 869
106	OZIMSKI WITOLD UL. PIASTOWSKA 2A M.34 98-200 SIERADZ	383	Bearer	383
107	PACURA PAWEŁ UL. STAWOWA 8 A 32-800 BRZESKO	1 373	Bearer	1 373
108	PARTYKA KAZIMIERZ UL. JURASZKA 18 33-100 TARNÓW	1 100	Bearer	1 100
109	PAWŁOWSKI ŁUKASZ UL. FRANCISZKAŃSKA 14A/13 00-214 WARSZAWA	2	Bearer	2
110	PBK ATUT 4 OTWARTY FUNDUSZ INWESTYCYJNY AKCJI UL. JANA SZYMCZAKA 5 WARSZAWA	1 000	Bearer	1 000
111	PIERWSZY POLSKI FUNDUSZ ROZWOJU - BRE Sp. z o.o. UL. SENATORSKA 18 A 00-950 WARSZAWA	6 225 712	Bearer	6 225 712
112	PIONEER OTWARTY FUNDUSZ INWESTYCYJNY AGRESYWNEGO INWESTOWANIA UL. MARYNARSKA 19A 02-674 WARSZAWA	866 416	Bearer	866 416
113	PIONEER PIERWSZY POLSKI OTWARTY FUNDUSZ INWESTYCYJNY UL. MARYNARSKA 19A 02-674 WARSZAWA	1 183 776	Bearer	1 183 776
	POWSZECHNY ZAKŁAD UBEZPIECZEŃ S.A.			

Za Zarząd

....

114	AL. JANA PAWŁA II 24 00-133 WARSZAWA	2 672 628	Bearer	2 672 628
115	POWSZECHNY ZAKŁAD UBEZPIECZEŃ NA ŻYCIE S.A. UL. JANA PAWŁA II/24 WARSZAWA	5 700 000	Bearer	5 700 000
116	PPUH "BIAS" SP. Z O.O. UL. ZAWODOWA 32 04-419 WARSZAWA	10	Bearer	10
117	PRZYWIECZERSKI DARIUSZ UL. OKRĄG 4 M.35 00-405 WARSZAWA	1	Bearer	1
118	PUPACZ HALINA UL. BOGATYŃSKA 6 M 8 01-461 WARSZAWA	50	Bearer	50
119	PUPACZ WŁADYSŁAW UL. BOGATYŃSKA 6 M 8 01-461 WARSZAWA	50	Bearer	50
120	PYSZKO ANTONI SŁAWOMIR CEKANOWO 09-472 SŁUPNO	14	Bearer	14

Za Zarząd

....

121	RDEST MARIA UL. SKŁODOWSKIEJ 1/136 09-400 PŁOCK	6 920	Bearer	6 920
122	ROMANIUK MONIKA UL. KOPERNIKA 4/3 21-500 BIAŁA PODLASKA	2	Bearer	2
123	ROSIAK ZBIGNIEW UL. DĄBROWSKIEGO 12/1 98-220 ZDUŃSKA WOLA	15	Bearer	15
124	RUDZIŃSKA REGINA UL. WOLSKIEGO 1 M .40 09-400 PŁOCK	2 000	Bearer	2 000
125	SEREK ANDRZEJ UL. JAKUBOWSKIEGO 6 M 12 09-402 PŁOCK	1 600	Bearer	1 600
126	SKARB PAŃSTWA UL. KRUCZA 36 / WSPÓLNA 6 00-522 WARSZAWA	43 633 897	Bearer	43 633 897
127	SKWAREK WOJCIECH UL. A.URBANOWICZ 21A /43 41-200 SOSNOWIEC	10	Bearer	10
128	SOBCZAK MARIUSZ UL. LACHMANA 18 M 8 09-407 PŁOCK	1	Bearer	1
129	SOFIŃSKA BARBARA UL. A. BOŻKA 1/3 47-220 KĘDZIERZYN KOŹLE	660	Bearer	660
130	STELMACH ANNA UL. MAŁAEJ ŁĄKI 1 M.33 02-793 WARSZAWA	1 490	Bearer	1 490
131	STOLTZ MACIEJ STANISŁAW UL. OSIEDLE WZGÓRZE 91 27-530 OŻARÓW	95	Bearer	95
132	SUPLICKI ANDRZEJ UL. DOBROWOLSKIEGO 9 M 25 09-407 PŁOCK	5 248	Bearer	5 248
133	SUPŁACZ JAROSŁAW UL. SZARYCH SZEREGÓW 18/20 09-409 PŁOCK	1	Bearer	1
134	SZABLEWSKI STANISŁAW UL. POŁUDNIOWA 14 09-407 PŁOCK	4 936	Bearer	4 936
135	SZOPA JERZY UL. WIEJSKA 165	27	Bearer	27

Za Zarząd

....

	41-103 SIEMIANOWICE ŚLĄSKIE			
136	SZUM JANUSZ UL. ZUBRZYCKIEGO 20 09-410 PŁOCK	6 367	Bearer	6 367
137	SZUMSKI WOJCIECH UL. 3-GO MAJA 11 M.12 09-402 PŁOCK	2 353	Bearer	2 353
138	SZYMCZAK MIECZYSŁAW UL. KOLEGIALNA 29 A M.20 09-402 PŁOCK	19	Bearer	19
139	SZYPRYT JAN I ŁUCJA UL. POLNA 18/78 09-400 PŁOCK	1	Bearer	1
140	ŚLIWIŃSKI MICHAŁ UL. SPRINTERÓW 7/31 94-002 ŁÓDŹ	1	Bearer	1
141	TARKA RAFAŁ UL. ORLIŃSKIEGO 3M. 92 09-400 PŁOCK	1	Bearer	1

Za Zarząd

....

142	TEMPLETON DEVELOPING MARKETS SECURITIES FUND (A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST) 777 MARINERS ISLAND BOULEVARD, SAN MATEO, CALIFORNIA 94403, USA	1 068 116	Bearer	1 068 116
143	TEMPLETON DEVELOPING MARKETS TRUST 500 EAST BROWARD BOULEVARD FORT LAUDERDALE, FLORIDA 33394 USA	5 110 190	Bearer	5 110 190
144	TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. 500 EAST BROWARD BOULEVARD FORT LAUDERDALE, FLORIDA 33394 USA	99 100	Bearer	99 100
145	TEMPLETON EMERGING MARKETS FUND 1 ADELAIDE STREET EAST,SUITE 2101 TORONTO, ONTARIO M5C 3B8, CANADA	906 706	Bearer	906 706
146	TEMPLETON EMERGING MARKETS FUND, INC. 500 EAST BROWARD BOULEVARD, FORT LAUDERDALE, FLORIDA 33394 USA	551 850	Bearer	551 850
147	TEMPLETON EMERGING MARKETS FUND LUXEMBOURG 26 BOULEWARD ROYAL, L- 2449 LUXEMBOURG GRAND-DUCHY OF LUXEMBOURG	16 290	Bearer	16 290
148	TEMPLETON EMERGING MARKETS INVESTMENT TRUST PLC SALTIRE COURT, 20 CASTLE TERRACE EDINBURGH EH1 2EH , SCOTLAND UK	3 697 933	Bearer	3 697 933
149	TEMPLETON INSTITUTIONAL FUNDS INC. - EMERGING MARKETS SERIES 500 EAST BROWARD BOULEVARD, FORT LAUDERDALE, FLORIDA 33394, USA	4 599 165	Bearer	4 599 165
150	TEMPLETON INTERNATIONAL EMERGING MARKETS FUND 500 EAST BROWARD BOULEVARD FORT LAUDERDALE, FLORIDA 33394 USA	730 319	Bearer	730 319
151	TOWARZYSTWO UBEZPIECZEŃ I REASEKURACJI „WARTA" S.A. UL. CHMIELNA 85/87 WARSZAWA	3 000 000	Bearer	3 000 000
152	WALASIK WIESŁAW UL. PADLEWSKIEGO 5 M. 30 09-402 PŁOCK	1	Bearer	1
153	WALCZAK WALDEMAR UL. KASZTANOWA 23	55	Bearer	55

Za Zarząd

....

	99-300 KUTNO			
154	WASILEWSKI LESZEK UL. TRUSKAWKOWA 23 81- 589 GDYNIA	5	Bearer	5
155	WESOŁOWSKA BARBARA UL. KOSSOBUDZKIEGO 2 M 16 09-400 PŁOCK	6 920	Bearer	6 920
156	WŁOSIŃSKI STANISŁAW UL. DOBROWOLSKIEGO 13/27 09-407 PŁOCK	100	Bearer	100
157	WOJTANOWICZ KRZYSZTOF UL. AMONA 9 81- 601 GDYNIA	10	Bearer	10
158	ZAWADZKA JADWIGA CZESŁAWA UL. KLONOWA 13 M.1, 09-402 PŁOCK	1	Bearer	1
159	ZIÓŁKOWSKI MAKARY UL. FAUSTYNA PIASKA 6 M. 67, 09-407 PŁOCK	6 920	Bearer	6 920
160	ZURICH OTWARTY FUNDUSZ EMERYTALNY UL. DOMANIEWSKA 41 02-672 WARSZAWA	1 000 000	Bearer	1 000 000
161	ŻYSZCZYŃSKI RYSZARD UL. WARSZAWSKA 29, 26-225 GOWARCZYKÓW	10	Bearer	10
	R A Z E M	**211 065 252**	Bearer	**211 065 252**

Za Zarząd

....

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Last Refreshe 09:53 Tue, Feb 19 UK

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status list

RECEIVED FEB 2 0 2002 316 SEC MAIL PROCESSING SECTION WASH., D.C.
PKN ORLEN SA SEC File 82-5036

Announcement Details

Company	Headline	Embargo	Last Update	Repla
Polski Koncern Naftowy Orlen S.A.	4Q2001 PAS (unc)-description		16:12 15 Feb 02	

Full Announcement Text

INFORMATION ON PRINCIPLES OF PREPARATION OF THE QUARTERLY REPORT FC THE FOURTH QUARTER OF YEAR 2001

1. **Form and general rules of the preparation of the balance sheet, the profit and loss account, statement (changes in shareholders equity and the cash flow statement**

   The balance sheet, the profit and loss account, statement of movements in capital and the cash flow statem(were prepared in compliance with the Polish Accounting Standards defined by the Accounting Act of September 1994 (Journal of Law No 121, pos. 591 with further changes, the "Accounting Act") and the Decı of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic informati and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 1: pos. 1569, the "Decree on Current and Periodic Information") and cover the period from 1 January to December 2001.

2. **Accounting policies**

3. In the fourth quarter of the year 2001 Polski Koncern Naftowy ORLEN S.A. ("the Company") did not introduce any significant changes in the accounting policies in comparison with those according to which th(financial statements for the year 2000 and first, second and third quarter of 2001 were prepared. The accounting policies were presented in the annual report for the year 2000.

3. **Method of preparation of the financial statements**

   The balance sheet, income statement and cash flow statement were prepared in a manner consistent with method of preparation of the financial statements for the year 2000 and for the particular quarters of the y 2000 and 2001. Additionally according to the Decree the statement of changes in shareholders equity \ prepared using rules applied by the Company in the financial statements for 2000.

PKN ORLEN SA SEC File 82-5036

4. **Principles of calculation of the selected financial data expressed in EURO**

Selected financial data has been calculated in EURO according to the following principles:

- balance sheet items – on the basis of the average rate published as of 31 December 2001 – 3.5219 zloty/ EURO,
- profit and loss account and cash flow items for four cumulative quarters of year 2001 – on the basis of the r:

which is the simple average of average rates, stated by National Bank of Poland for the last day of each montl of the period from 1 January to 31 December 2001 – 3.6509 zloty/ EURO,

- profit and loss account and cash flow items for fourth quarter of year 2001 – on the basis of the rate, which is the simple average of average rates, stated by National Bank of Poland for the last day of each month of the period from 1 October 2001 to 31 December 2001 – 3.6170 zloty/ EURO,

DESCRIPTION OF COMPANY OPERATIONS IN THE FOURTH QUARTER OF 2001 AND DETAILS (FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE PROFIT EARNED

In the fourth quarter of 2001 sales of fuels and light heating oil amounted to 2,297,623 tonnes and was higher than comparable period of the last year by 5.9% and by 0.7% than in the third quarter of 2001.

In the fourth quarter 2001 retail sales of fuels (gasoline, diesel, LPG) amounted to 683,716 thousand litres and w by 6.6% higher than sales in comparable period of the prior year, which is presented in the table below:

Quantitative retail and wholesale of fuels	4Q 2000	3Q 2001	4Q 2001	Dynamics (%)	
				4Q 2001/ 4Q 2000	4Q 2001/ 3Q 2001
Wholesale sales of main light products, including:	1 530 148	1 563 545	1 645 151	107.5%	105.2%
- gasolines (tonnes)	495 392	498 136	466 149	94.1%	93.6%
- Diesel (tonnes)	581 690	545 757	546 814	94.0%	100.1%
- Ekoterm (heating oil) (tonnes)	453 066	519 652	632 188	139.5%	121.7%
Retail sales of fuels, including:	641 236	728 834	683 716	106.6%	93.8%
- gasolines (000' litres)	417 681	471 825	433 747	103.8%	91.9%

- Diesel (000' litres)	209 425	236 935	226 262	108.0%	95.5%
- Ekoterm (heating oil, 000' litres)	14 130	20 074	23 707	167.8%	118.1%

During twelve months of 2001 the Company processed 12,318.5 thousand tonnes of crude oil, that is 1.7% less th in the corresponding period of the previous year. During the fourth quarter of 2001, 3,393.4 thousand tonnes of cru oil were processed, 10% more than in the third quarter of the current year.

The yield of white products in the fourth quarter of 2001 amounted to 79.17% and was higher than the yield in t fourth quarter of 2000 by 1.34 % and lower by 0.72% than in third quarter of the current year.

The comparison of the financial results of the Company in selected periods of the year 2000 and 2001, and th respective dynamics, are presented in the table below:

				Dynamics (%)	
Items	4Q 2000	3Q 2001	4Q 2001	4Q 2001/ 4Q 2000	4Q 2001/ 3Q 2001
Sales revenue	6 807 316	6 274 917	5 876 543	86.3%	93.7%
Gross income (profit on sales)	275 147	128 033	42 322	15.4%	33.1%
Operating profit	245 230	169 813	126 598	51.6%	74.6%
Profit before taxation	143 585	108 856	111 505	77.7%	102.4%
Net profit	106 190	84 182	84 688	79.8%	100.6%

Profit on sales generated by the Company in the fourth quarter of 2001 amounted to PLN 42,322 thousand, operati profit amounted to PLN 126,598 thousand, profit before taxation amounted to PLN 111,505 thousand and net prc totalled PLN 84,688 thousand.

Due to the fact that the Company is influenced by market trends, the tendency of changes in the fourth quarter 2001 was similar to these in Western Europe, which include:

- decrease in fuel prices on global markets in the fourth quarter 2001 in comparison to corresponding period o the previous year (Eurosuper 95 decrease by 35.7%, diesel decrease by 36.4%), which resulted in decrease ir sales revenues.
- lower refining margin quotation on fuel in comparison to fourth quarter 2000:
  - Gasoline – average decrease from $61.1 per tonne to $37.9 per tonne,
  - Diesel – average decrease from $93.8 per tonne to 57.1 per tonne,
  - Ekoterm – average decrease from $74.2 per tonne to $40.3 per tonne,
- decrease of refining margins in the fourth quarter of 2001 (1.30 USD/bbl) in relation to the fourth quarter of the previous year (3.90 USD/bbl) by 66.7% and third quarter of 2001 (1.55 USD/bbl) by 16.1% computed oı basis of Ural crude oil according to quotations in the Western Europe (Merril Lynch's report).
- decrease in average exchange rate of USD by 9.5% in comparison to the corresponding period of the previoı year, and by 3.2% in comparison to third quarter 2001, resulting in decrease in sales margin in total

denominated in PLN.

- decreasing trend of crude oil prices from 25.32 USD/bbl in third quarter 2001 to 19.39 USD/bbl in fourth quarter 2001 (by 23.4%), which as a result of stock valuation methods used by the Company (delay in transferring the changes in crude oil prices to the final goods prices) had negative influence on results.

Additional factors influencing financial results in the fourth quarter 2001:

- release of environmental provision conducted in two processes:
    - as the result of sale of sites and environmental works performed (PLN 16.4m),
    - provision revaluation based on assessment of actual expenditures (lower than estimates which where basis for provision previously calculated) related to modernization of sites covered by provision (PLN 57.0m).
- increase in sales volume of light products which mitigated the scale of negative influence of external factors.

Based on the Resolution no 2 of Extraordinary General Meeting of Shareholders of 6 July 2001 the Compa obtained approval for repeated issue of bonds (3-month-zero-coupon bonds with rolling option) limited to PLN 7 .nillion.

Under Bonds Issue Program in the fourth quarter of 2001 the Company has completed 9 tranches of total val amounting to PLN 390 million:

- tranche 1. PLN 50 million (PKO)
- tranche 2. PLN 25 million (PKO)
- tranche 3. PLN 25 million (BRE)
- tranche 4. PLN 50 million (PKO)
- tranche 5. PLN 70 million (BH)
- tranche 6. PLN 50 million (BH)
- tranche 7. PLN 50 million (BH)
- tranche 8. PLN 40 million (BH)
- tranche 9. PLN 30 million (PKO)

As a result of restructuring process there was decrease in number of employees from 7,509 at the end of the th quarter 2001 to 7,333 at the end of the fourth quarter 2001.

MOST IMPORTANT EVENTS IN THE FOURTH QUARTER OF 2001 ABOUT WHICH THERE W. INFORMATION IN CURRENT REPORTS.

1. *On 3 October 2001* Management Board of Nafta Polska S.A. issued a resolution granting Magyar Olaj-és Gázipari Rt. with headquarter in Budapest ("MOL") exclusivity for negotiations of the purchase of Nafta Polska's 17.58 per cent stake in PKN ORLEN. The Management Board of PKN ORLEN has decided to ent into exclusive negotiations with MOL regarding a possible merger of their businesses. In connection therewi

an Exclusivity Agreement between Nafta Polska, PKN and MOL was signed on 12 October 2001.

Signing of the Exclusivity Agreement is part of the process the Company has undertaken in order to execute a merger with one of the oil concerns operating in Central Europe, under third stage of the Company privatisation process.

2. On 25 October 2001 PKN ORLEN extended the exclusivity agreement with Basell, till the end of November, for negotiations concerning formation of the JV company including a polyolefins business in Plock. Basell is global leader in the production of polyolefins.

3. On 2 November 2001 after extended overhaul Olefiny II has been restarted. It means that PKN ORLEN resumed the production of basic petrochemical products as: ethylene, propylene, ethylene oxide, glycol, benzene, polyethylene, polypropylene.

4. On 6 November 2001 Management Board of PKN ORLEN acting under art. 399 § 1 and art. 400 § 1 of the Commercial Code and § 7 item 4 of the Company Statutes, called for an Extraordinary General Meeting of Shareholders of PKN ORLEN to be held on 21 February 2002 at 11 a.m. in Plock, in the House of Technicia located at Kazimierza Wielkiego St. 41, with the following agenda :

1. Opening of the Extraordinary General Meeting of Shareholders;

2. Election of the Chairman of the Extraordinary General Meeting of Shareholders;

3. Affirming the legality of calling the Extraordinary Meeting of Shareholders and legal ability of the Meeting t pass resolutions;

4. Approval of the agenda;

5. Election of the Vote Counting Commission;

6. Passing resolutions concerning approval for disposal (sale or lease) of self-operating parts of the Company;

7. Passing resolutions concerning purchase and sale of property/ real estate or part of, by the Company;

8. Passing resolutions concerning changes to the Compositions of Supervisory Board of PKN ORLEN;

9. Closure of the Extraordinary General Meeting of Shareholders.

1. On 26 November 2001 according to the Company's Statut, under § 8, item 2, point 1 The Polish State Treasury, appointed Mr Slawomir Golonka to a member of the Supervisory Board of PKN ORLEN. Mr Golonka replaced Mr Andrzej Tuszynski. The number of PKN ORLEN's Supervisory Board members remai unchanged and comprises of 9 persons.

2. On 29 November 2001 the motion concerning opening of liquidation proceeding of "ORLEN Petrogaz Nowa Brzeznica Sp. z o.o." was submitted to District Court in Lodz. Mr Marek Ziach was appointed a liqiudator. PKN ORLEN holds 51.99 % stake in ORLEN Petrogaz Nowa Brzeznica. The liquidation is in line with the restructuring programme of PKN ORLEN Capital Group including structure of liquid gas (LPG) distribution network.

3. On 31 December 2001 Polski Koncern Naftowy ORLEN S.A. signed yearly agreements with:

- BP Polska Sp. z o.o. Subject of the agreement concerns sale of gasoline to BP Polska Sp. z o.o. during year 2002. An estimated value of transaction is PLN 1,582,767 thousand (gross).

  In the event of a failure to supply fuel in question PKN ORLEN will be charged 8 per cent of net (free excise tax) value of undelivered fuels.

- SHELL Produkty Polska Sp. z o.o. Subject of the agreement concerns sale of gasoline to SHELL Produkty Polska Sp. z o.o. during year 2002. An estimate value of transaction PLN 1,217,906 thousand (gross).

  In the event of a failure to supply fuel in question PKN ORLEN will be charged 8 per cent of net (free excise tax) value of undelivered fuels.

- STATOIL Polska Sp. z o.o. Subject of the agreement concerns sale of diesel oil to STATOIL Polska Sp. z o.(An estimated value of transaction PLN 720,823 thousand (gross).

  In the event of a failure to supply fuel in question PKN ORLEN will be charged 8 per cent of net (free excise tax) value of undelivered fuels.

1. On 3 January 2002 PKN ORLEN entered into a service agreement with the U.K. based company KBC Proce Technology Ltd. The agreement follows the Profit Improvement Program ("PIP") carried out during the year 1999-2001 and will be realised throughtout 2002. The PIP's objective was generation and implementation of the processing improvements aimed at lowering of the production costs by USD 0.40 per barrel of processed crude. The Program's results have been fully achieved. The new service agreement foresees production costs be lower by USD 0.10 - 0.15 per barrel of processed crude.

2. On 4 January 2002, the Management Board of PKN Orlen informed that Fitch Ratings Limited ("Fitch") has assigned rate BBB for long term liabilities and F3 for short term liabilities to PKN ORLEN. It is the highest rating attributed to a Polish manufacturing company. The ratings reflect PKN ORLEN's strong market position, relatively low debt levels and strong coverage ratios, as well as recent refinery restructuring, which makes it one of the region's best-equipped facility. The ratings also point to the fact that PKN ORLEN intenc to spin-off its production of polymers into JV with global polyolefin leader Basell NV. This investment resul in a reduction of risks associated with expansion of petrochemical production in PKN ORLEN.

   The Fitch's rating also reflects the absence of exploration and production operations in PKN ORLEI business profile, as well as the reliance on only one refining complex.

3. On 4 January 2002 PKN ORLEN entered into an agreement with ABB Lumus Global GmbH with its head office in Mainz-Kastel (Germany) for comprehensive intensification of Ethylene Cracker II in Plock's complex. The investment will allow increased ethylene production from 360 tonnes per year to 660 tonnes p(year and increased propylene production from 130 tonnes per year to 315 tonnes per year. The investment is planned to be completed by the end of 2004. By this time the current production level of ethylene and propylene will not be disrupted by invetor's activities. The final stage of the intensification will be performe(during scheduled overhaul of the existing cracker at the end of 2004. The estimated value of the contract is PLN 650 m.

4. On 7 January 2002 the Management Board of PKN ORLEN S.A. announced that PKN ORLEN's retail sales by volume were as given below:

   - 4 quarter 2001 vs. 4 quarter 2000 - 106%;

   - 2 half of the year 2001 vs. 2 half of the year 2000 - 104.7%;

   - 2 half of the year 2001 vs. 1 half of the year 2001 - 117%

In 2001 estimated throughput of crude oil was 12.2m t, white products yield reached 80%, i.e. 2% more than year 2000. Production of gasoline was 3.18m t, diesel oils 2.8m t, and Ekoterm - light heating oil 1.87m t.

1. On 22 January 2002 PKN ORLEN entered into a technical service agreement with SHELL Global Solutions International B.V. with its head office in Hague (the Netherlands). The agreement is aimed at implementatior profit improvement programme by reducing refining maintenance costs and optimising plant utilisation timin The Agreement shall remain in force until the completion of the service but not longer than 1 August 2005. It is expected to bring savings of about PLN 100m a year after three year period.

2. On 23 January 2002 the Management Board of Polski Koncern Naftowy ORLEN S. A. announced changes t the Agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN and agenda described in point 4 has been extended with the following: "Passing of resolutions concerning appropriate approvals for th formation of the joint venture with Basell Europe Holdings BV and contribution of the polymer complex as a self operating part of PKN ORLEN"

3. Rafineria Trzebinia S.A. following an inspection by the Polish Tax Authorities has been charged with underpaying excise tax, VAT which together with interest charges amounted to PLN 113.6m. The Polish Tax Authorities has questioned the level of allowance for excise tax relating to Rafineria Trzebinia's production o diesel oil containing a component derived from the processing of used oils. The Management Board of Rafineria Trzebinia is currently reviewing the charges and has lodged an appeal to the Fiscal Office in Krako and has also applied to suspend the execution of decision of Polish Tax Authorities. There were similar proceedings against Rafineria Nafty Jedlicze S.A. and was resolved in the company's favour. PKN ORLEN i: owner of 77,06% of shares of Rafineria Trzebinia S.A.

4. On 30 January 2002 the Management Board of Polski Koncern Naftowy ORLEN S.A. announced full versio of the draft resolutions to be passed at the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. on 21 February 2002.

5. On 8 February 2002 the Supervisory Board of PKN ORLEN dismissed Mr Andrzej Modrzejewski from the position of President of the Management Board of PKN ORLEN. The dismissal was said to be due to decrea: of his ability to manage the Company, lost confidence of major shareholders as well as substantially deteriorating financial results. The Supervisory Board also announced that their decision has nothing in common with media reports on taking for questioning of Mr Andrzej Modrzejewski by prosecution body on February 2002. The Supervisory Board of PKN ORLEN also dismissed Mr Jaroslaw Tyc from his position a: Vice-President of the Management Board of PKN ORLEN and Retail Sales Director following the motion b the Ministry of the State Treasury dated 8 February 2002 to execute such a dismissal under § 9, art. 1, point : of the Company's Statut. The Supervisory Board of PKN ORLEN also dismissed Mr Andrzej Dretkiewicz from his position as a member of the Management Board of PKN ORLEN and Wholesale and Logistics Director. On 8 February 2002 the Supervisory Board of PKN ORLEN appointed: Mr Zbigniew Wrobel as CEO and President of the Management Board, Mr Slawomir Golonka as Vice-President of the Management Board and Mr Andrzej Macenowicz as a Member of the Management Board.

   As a result of appointment of Mr Golonka as Vice-President of the Management Board he has in consequen resigned his position on the Supervisory Board of PKN ORLEN. On 8 February 2002 The Ministry of t State Treasury appointed Mr Grzegorz Mroczkowski in his place.

6. On 11 February 2002 the Management Board of Polski Koncern Naftowy ORLEN S.A. informed that following Rafineria Trzebinia's appeal on 25 January 2002, the Chrzanow Tax Office on 7 January 2001 has temporarily suspended proceedings on charges of tax, VAT and excise tax (total PLN 113.6m.), until the appeal that has been lodged with the Fiscal Office in Krakow has been considered.

7. On 13 February 2002 the Supervisory Board of PKN ORLEN agreed on planned constitution of joint ventur company with Basell Europe Holdings B.V. in the form of commercial law company and contribution in-kin to acquire a stake in the JV.

   The final decision about constitution of the joint venture company will have to be accepted by the Gene

Meeting of Shareholders of PKN ORLEN S.A. on 21 February 2002.

INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES

I. Provision for deferred tax

Data for 4Q 2001	
Balance at 1.10.2001	172,221
Increases during the period 1.10.2001 – 31.12.2001	49,702
Decreases during the period 1.10.2001 – 31.12.2001	(32,889)
Balance at 31.12.2001	189,034

Cumulative data for 4Q 2001	
Balance at 01.01.2001	152,641
Increases during the period 1.01.2001 – 31.12.2001	158,159
Decreases during the period 1.01.2001 – 31.12.2001	(121,766)
Balance at 31.12.2001	189,034

II. Other provisions presented as liabilities

	Environmental provision	Provision for business risks	Provision for potential losses resulting from OPCC decisions*	Other provisions
Data for 4Q 2001				
Balance at 01.10.2001	473,255	4,700	-	7,555

Increases during the period 1.10.2001 – 31.12.2001	-	-	-	39
Decreases during the period 1.10.2001 – 31.12.2001	(73,404)	-	-	(1,907)
Balance at 31.12.2001	399,851	4,700	-	5,687

	Environmental provision	Provision for business risks	Provision for potential losses *resulting from* OPCC decisions*	Other provisions
Cumulative data for fourth quarter 2001				
Balance at 1.01.2001	502,389	4,700	40,000	13,229
Increases over the period 1.01.2001 – 31.12.2001	-	-	-	186
Decreases over the period 1.01.2001 – 31.12.2001	(102,538)	-	(40,000)	(7,728)
Balance at 31.12.2001	399,851	4,700	-	5,687

The Anti-trust court by its decision from 13 August 2001 fully annulled the decision of Office for Protection Competition Consumer dated 19 July 2000, which was the basis for establishing the provision in 2000.

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	4th Quarter PASfigures(uncon)
Released	07:00 15 Feb 2002
RNS Number	5233R

Quarterly report dated February 14th, 2002

according to § 1 section 2 point 1 of The Council of Ministers Decree from 16 October 2001 - Journal of Law, No 139, item 1569

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna

makes quarterly report for the fourth quarter of 2001 year public

14 February 2002

(date of submission)

SELECTED FINANCIAL DATA (current year)	in thousand PLN		in thousand EUR	
	IV quarter from 1.10.2001 to 31.12.2001 (current year)	IV quarter cumulative from 1.01.2001 to 31.12.2001 (current year)	IV quarter from 1.10.2001 to 31.12.2001 (current year)	IV quarter cumulative from 1.01.2001 to 31.12.2001 (current year)
I. Net sales of finished products, goods for resale and materials	5 876 543	23 467 154	1 624 701	6 427 772
II. Operating profit	126 598	615 230	35 001	168 515
III. Gross profit	111 505	446 358	30 828	122 260
IV. Net profit	84 688	335 949	23 414	92 018
V. Total assets (as at 31.12.2001)	12 070 840		3 427 366	
VI. Total liabilities (as at 31.12.2001)	4 281 793		1 215 762	
VII. Long-term liabilities (as at 31.12.2001)	1 057 776		300 342	
VIII. Short-term liabilities (as at 31.12.2001)	3 224 017		915 420	
IX. Capital (as at 31.12.2001)	6 947 015		1 972 519	
X. Share capital (as at 31.12.2001)	525 221		149 130	
XI. Number of shares (as at 31.12.2001)	420 177 137		420 177 137	
XII. Earnings per ordinary share (in PLN/EUR)	0,80		0,22	
XIII.Dilluted earnings per ordinary share (in PLN/EUR)	0,80*		0,22*	
XIV. Net book value per share (in PLN/EUR)	16,53		4,69	

(as at 31.12.2001)				
XV. Dilluted net book value per share (in PLN/EUR) (as at 31.12.2001)	16,53*		4,69*	
XVI. Declared or paid dividends per share (in PLN/EUR)	-		-	

BALANCE SHEET in thousand PLN	as at 31.12.2001 end of quarter (current year)	as at 30.09.2001 end of previous quarter (current year)	as at 31.12.2000 end of quarter (previous year)	as at 30.09.2000 end of previous quarter (previous year)
ASSETS				
I. Fixed assets	8 234 587	8 138 766	7 899 465	7 746 724
1. Intangible fixed assets	82 716	70 204	68 717	45 863
2. Tangible fixed assets	6 570 867	6 586 527	6 628 002	6 537 940
3. Financial fixed assets	1 325 645	1 226 636	947 072	906 815
4. Long term debtors	255 359	255 399	255 674	256 106
II. Current assets	3 232 427	3 747 155	4 003 996	4 144 680
1. Inventories	1 839 066	2 121 777	2 450 752	2 606 078
2. Debtors	1 311 589	1 517 352	1 453 263	1 419 559
3. Own shares for sale	-	-	-	-
4. Short term investments	-	-	-	-
5. Cash and cash equivalents	81 772	108 026	99 981	119 043
III. Prepayments and deferred costs	603 826	583 755	639 450	526 226
1. Deferred tax assets	-	-	-	-
2. Other prepayments and deferred costs	603 826	583 755	639 450	526 226
Total assets	12 070 840	12 469 676	12 542 911	12 417 630
	-	-	-	-
LIABILITIES				
I. Capital	6 947 015	6 862 327	6 635 075	6 528 885
1. Share capital	525 221	525 221	525 221	525 221
2. Unpaid share capital	-	-	-	-
3. Capital reserve	5 297 573	5 289 328	4 607 638	4 590 053
4. Revaluation reserve	734 796	743 041	747 910	765 495
5. Other capital reserves	53 476	53 476	53 476	53 476
6. Foreign exchange gain/loss on inlclusion of foreign branches	-	-	-	-
7. Undistributed profit/losses from previous years	-	-	-	-
8. Net profit (loss) for financial year	335 949	251 261	700 830	594 640
II. Provisions	599 272	657 731	712 959	713 096
1. Provision for deferred tax	189 034	172 221	152 641	135 204
2. Other provisions	410 238	485 510	560 318	577 892
III. Creditors	4 281 793	4 758 823	4 996 410	5 047 525
1. Amounts falling due after one year	1 057 776	1 227 572	1 374 139	682 435
2. Amounts falling due within one year	3 224 017	3 531 251	3 622 271	4 365 090
IV. Accruals and deferred income	242 760	190 795	198 467	128 124
Total liabilities	12 070 840	12 469 676	12 542 911	12 417 630
Net book value	6 947 015		6 635 075	

Number of shares	420 177 137		420 177 137	
Net book value per share (in PLN)	16,53		15,79	
Diluted number of shares	420 177 137		420 177 137	
Diluted net book value per share (in PLN)	16,53*		15,79*	

* the dilluted ratios have been calculated in compliance with IAS and differ from the previously published.

OFF BALANCE SHEET LIABILITIES	as at 31.12.2001 end of quarter (current year)	as at 30.09.2001 end of previous quarter (current year)	as at 31.12.2000 end of quarter (previous year)	as at 30.09.2000 end of previous quarter (previous year)
Off-balance sheet liabilities				
a) total guarantees granted, including:	96 864	97 534	47 755	47 177
- for subsidiary companies	94 623	95 293	45 514	44 936
- for associated companies	-	-	-	-
- for parent company	-	-	-	-
- for other companies	2 241	2 241	2 241	2 241
b) other off-balance sheet liabilities	57 865	63 065	60 879	34 687
- other	57 865	63 065	60 879	34 687
Total off-balance sheet liabilities	154 729	160 599	108 634	81 864

PROFIT AND LOSS ACCOUNT	IV quarter from 1.10.2001 to 31.12.2001 (current year)	IV quarter cumulative from 1.01.2001 to 31.12.2001 (current year)	IV quarter from 1.10.2000 to 31.12.2000 (previous year)	IV quarter cumulative from 1.01.2000 to 31.12.2000 (previous year)
I. Net sales of finished products, goods and raw materials	5 876 543	23 467 154	6 807 316	25 095 007
1. Net sales of finished products	5 489 088	21 952 900	6 462 572	23 559 999
2. Net sales of goods for resale and materials	387 455	1 514 254	344 744	1 535 008
II. Cost of goods sold products, goods and raw materials	(2 998 841)	(12 221 905)	(3 768 322)	(13 604 959)
1. Cost of sales of finished products	(2 649 377)	(10 857 893)	(3 443 675)	(12 249 466)
2. Cost of goods for resale and materials sold	(349 464)	(1 364 012)	(324 647)	(1 355 493)
III. Gross profit on sales (I-II)	2 877 702	11 245 249	3 038 994	11 490 048
IV. Selling and distribution costs	(2 714 516)	(10 300 249)	(2 670 982)	(9 714 890)
V. General and administration expenses	(120 864)	(492 079)	(92 865)	(431 862)
VI. Profit on sales (III-IV-V)	42 322	452 921	275 147	1 343 296
VII. Other operating income	122 568	273 971	51 950	120 942
VIII. Other operating costs	(38 292)	(111 662)	(81 867)	(198 665)
IX. Operating profit (VI+VII-VIII)	126 598	615 230	245 230	1 265 573
X. Income from investments in shares	44	12 732	-	11 454
XI. Income from other financial fixed assets	-	-	-	-
XII. Other financial income	37 330	239 529	48 770	168 780

XIII. Financial charges	(45 314)	(426 220)	(148 846)	(489 157)
XIV. Gross profit (IX+X+XI+XII-XIII)	**118 658**	**441 271**	**145 154**	**956 650**
XV. Extraordinary items (XV.1-XV.2)	**(7 153)**	**5 087**	**(1 569)**	**34 971**
1. Extraordinary profits	**952**	**17 404**	**5 186**	**66 646**
2. Extraordinary losses	**(8 105)**	**(12 317)**	**(6 755)**	**(31 675)**
XVI. Profit before taxation	**111 505**	**446 358**	**143 585**	**991 621**
XVII. Income tax	**(26 817)**	**(110 409)**	**(37 395)**	**(290 791)**
XVIII. Other obligatory charges on profit (on loss)	-	-	-	-
XIX. Net profit	**84 688**	**335 949**	**106 190**	**700 830**
	-	-	-	-
Net profit for 12 months		**335 949**		**700 830**
Weighted average number of ordinary shares		**420 177 137**		**420 177 137**
Earnings per ordinary share (in PLN)		**0,80**		**1,67**
Expected number of ordinary shares		**420 177 137**		**420 177 137**
Diluted earnings per ordinary share (in PLN)		**0,80***		**1,67***

* the dilluted ratios have been calculated in compliance with IAS and differ from the previously published.

CAPITAL MOVEMENTS	**IV quarter from 1.10.2001 to 31.12.2001 (current year)**	**IV quarter cumulative from 1.01.2001 to 31.12.2001 (current year)**	**IV quarter from 1.10.2000 to 31.12.2000 (previous year)**	**IV quarter cumulative from 1.01.2000 to 31.12.2000 (previous year)**
I. Capital at beginning of period	**6 862 327**	**6 635 075**	**6 528 885**	**5 955 254**
a) changes in accounting policies	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
I.a. Capital at beginning of period restated for comparative data	**6 862 327**	**6 635 075**	**6 528 885**	**5 955 254**
1. Share capital at beginning of period	**525 221**	**525 221**	**525 221**	**525 221**
1.1. Movements in share capital	-	-	-	-
a) increases:	-	-	-	-
- issues of shares	-	-	-	-
b) decreases	-	-	-	-
- write off	-	-	-	-
1.2. Share capital at end of period	**525 221**	**525 221**	**525 221**	**525 221**
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Capital reserve at beginning of period	**5 289 328**	**4 607 638**	**4 590 053**	**3 961 552**
3.1. Movements in capital reserve	**8 245**	**689 935**	**17 585**	**646 086**
a) increases:	**8 245**	**689 935**	**17 585**	**646 086**
- share premium	-	-	-	-
- distribution of profits	-	**676 821**	-	**622 785**
- apportionment of profits (over minimum provided by the articles)	-	-	-	-
- payments from capital reserve due to revaluation	**8 245**	**13 114**	**17 585**	**23 301**

of fixed assets disposed				
b) decreases	-	-	-	-
- absorption of losses	-	-	-	-
- other	-	-	-	-
3.2. Capital reserve at end of period	**5 297 573**	**5 297 573**	**4 607 638**	**4 607 638**
4. Revaluation reserve at beginning of period	**743 041**	**747 910**	**765 495**	**771 211**
4.1. Movements in revaluation reserve	**(8 245)**	**(13 114)**	**(17 585)**	**(23 301)**
a) increases	-	-	-	-
b) decreases	**(8 245)**	**(13 114)**	**(17 585)**	**(23 301)**
- sale and liquidation of fixed assets	**(8 245)**	**(13 114)**	**(17 585)**	**(23 301)**
4.2 Revaluation reserve at end of period	**734 796**	**734 796**	**747 910**	**747 910**
5. Other capital reserves at beginning of period	**53 476**	**53 476**	**53 476**	**53 476**
5.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
5.2. Other capital reserves at end of period	**53 476**	**53 476**	**53 476**	**53 476**
6. Foreign exchange differences from recalculation of foreign branches	-	-	-	-
7. Undistributed profits/losses from previous years at beginning of period	**251.261***	**700 830**	**594.640****	**643 794**
7.1. Undistributed profits from previous years at beginning of period	**251.261***	**700 830**	**594.640****	**643 794**
a) changes in accounting policies	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.2. Undistributed profits from previous years at beginning of period restated for comparative data	**251.261***	**700 830**	**594.640****	**643 794**
a) increases:	-	-	-	-
- distribution of profits	-	-	-	-
b) decreases:	-	**(700 830)**	-	**(643 794)**
- dividends paid	-	**(21 009)**	-	**(21 009)**
- transfer to capital reserve	-	**(676 821)**	-	**(622 785)**
- other	-	**(3 000)**	-	-
7.3. Undistributed profits from previous years at end of period	**251.261***	-	**594.640****	-
7.4. Undistributed losses from previous years at beginning of period	-	-	-	-
a) changes in accounting policies	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Undistributed losses from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases:	-	-	-	-
- absorption of losses	-	-	-	-
b) decreases:	-	-	-	-
7.6. Undistributed losses from previous years at end of period	-	-	-	-
7.7. Undistributed profits/losses from previous years at end of period	**251.261***	-	**594.640****	-
8. Net profit for the financial year	**84 688**	**335 949**	**106 190**	**700 830**
a) net profit	**84 688**	**335 949**	**106 190**	**700 830**
b) net loss	-	-	-	-
II. Capital at end of period	**6 947 015**	**6 947 015**	**6 635 075**	**6 635 075**

* net earnings for three quarters of 2001

** net earnings for three quarters of 2000

CASH FLOW STATEMENT	IV quarter from 1.10.2001 to 31.12.2001 (current year)	IV quarter cumulative from 1.01.2001 to 31.12.2001 (current year)	IV quarter from 1.10.2000 to 31.12.2000 (previous year)	IV quarter cumulative from 1.01.2000 to 31.12.2000 (previous year)
A. Cash flow from operating activities - indirect method (I+/-II)	**250 710**	**1 709 638**	**248 161**	**820 552**
I. Net profit (loss) for the year	**84 688**	**335 949**	**106 190**	**700 830**
II. Total adjustments	**166 022**	**1 373 689**	**141 971**	**119 722**
1. Depreciation	**203 036**	**792 030**	**218 103**	**742 709**
2. Foreign exchange gains/losses	**(18 700)**	**-**	**(17 160)**	**23 863**
3. Interest and dividends	**40 232**	**276 916**	**81 282**	**269 682**
4. (Profit) losses on investing activity	**(6 511)**	**(51 840)**	**6 075**	**16 382**
5. Other provisions	**(75 272)**	**(150 080)**	**(17 574)**	**3 192**
6. Income tax on gross profit (presented in profit and loss account)	**26 817**	**110 409**	**37 395**	**290 791**
7. Income tax paid	**(38 199)**	**(53 802)**	**(110 969)**	**(269 699)**
8. Movements in stock	**282 305**	**611 280**	**155 037**	**(640 220)**
9. Movements in debtors	**135 877**	**106 794**	**10 186**	**(191 929)**
10. Movements in creditors falling due within one year (with the exception of loans)	**(387 062)**	**(306 373)**	**(119 995)**	**224 260**
11. Movements in prepayments and accruals	**(2 456)**	**40 415**	**(113 656)**	**(369 406)**
12. Movements in deferred income	**6 048**	**11 537**	**5 983**	**(1 348)**
13. Other	**(93)**	**(13 597)**	**7 264**	**21 445**
B. Cash flow from investing activities (I-II)	**(204 380)**	**(1 186 507)**	**(305 684)**	**(1 412 885)**
I. Cash inflows from investing activities	**33 619**	**128 657**	**5 440**	**32 315**
1. Sales of intangible fixed assets	**142**	**142**	**7**	**22**
2. Sales of tangible fixed assets	**11 292**	**21 580**	**2 696**	**7 116**
3. Sales of financial fixed assets, including:	**673**	**66 999**	**229**	**2 379**
- subsidiary companies shares	**68**	**380**	**229**	**1 363**
- associated companies shares	**39**	**54**	**-**	**-**
- parent company shares	**-**	**-**	**-**	**-**
4. Sales of short term securities	**-**	**-**	**196**	**3 097**
5. Loans repaid	**-**	**-**	**-**	**-**
6. Dividends received	**44**	**12 732**	**2 291**	**11 454**
7. Interest received	**-**	**-**	**21**	**66**
8. Other receipts	**21 468**	**27 204**	**-**	**8 181**
II. Cash outflows from investing activities	**(237 999)**	**(1 315 164)**	**(311 124)**	**(1 445 200)**
1. Purchases of intangible fixed assets	**(19 438)**	**(38 781)**	**(26 947)**	**(32 897)**
2. Purchases of tangible fixed assets	**(181 706)**	**(855 845)**	**(261 504)**	**(989 701)**
3. Purchases of financial fixed assets, including:	**(620)**	**(307 151)**	**(13 589)**	**(168 413)**
- subsidiary companies shares	**(620)**	**(126 230)**	**(3 132)**	**(70 294)**
- *associated companies shares*	**-**	***(47 066)***	**(5 432)**	**(59 582)**
- parent company shares	**-**	**-**	**-**	**-**
4. Repurchase of own shares	**-**	**-**	**-**	**-**
5. Purchases of short term investments	**-**	**-**	**-**	**(2 897)**

6. Loans granted	(98 050)	(98 050)	-	-
7. Other payments	61 815	(15 337)	(9 084)	(251 292)

CASH FLOW STATEMENT	IV quarter from 1.10.2001 to 31.12.2001 (current year)	IV quarter cumulative from 1.01.2001 to 31.12.2001 (current year)	IV quarter from 1.10.2000 to 31.12.2000 (previous year)	IV quarter cumulative from 1.01.2000 to 31.12.2000 (previous year)
C. Cash flow from financing activities (I-II)	(72 584)	(541 340)	38 461	562 902
I. Cash inflows from financing activities	428 862	2 071 499	1 182 825	3 263 123
1. Long term loans	1 000	6 250	903 563	1 128 640
2. Issuance of long term bonds	-	-	-	230 299
3. Short term loans	50 000	934 900	96 400	891 292
4. Issuance of short term bonds	377 862	1 130 349	182 862	1 012 892
5. Issuance of shares	-	-	-	-
6. Additional payments to capital	-	-	-	-
7. Other receipts	-	-	-	-
II. Cash outflows from financing activities	(501 446)	(2 612 839)	(1 144 364)	(2 700 221)
1. Repayments of long term loans	(17 250)	(172 550)	(682 833)	(839 819)
2. Repurchase of long term bonds	-	-	-	-
3. Repayments of short term loans	(201 097)	(1 193 881)	(56 241)	(544 002)
4. Repurchase of short term bonds	(231 219)	(935 349)	(280 621)	(964 499)
5. Costs of issuance of own shares	-	-	-	-
6. Redemption of shares	-	-	-	-
7. Dividends and other distributions to shareholders	-	(21 009)	-	(21 009)
8. Supervisory Board remuneration	-	-	-	-
9. Payments to charities	-	-	(1 174)	(4 711)
10. Finance lease payments	-	-	-	(54)
11. Interest paid	(51 880)	(290 050)	(79 462)	(276 095)
12. Other payments	-	-	(44 033)	(50 032)
D. Net cash flow (A+/-B+/-C)	(26 254)	(18 209)	(19 062)	(29 431)
E. Balance sheet change in cash and cash equivalents	(26 254)	(18 209)	(19 062)	(29 431)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(331)	86	(2 073)	(2 320)
F. Total cash and cash equivalents at the beginning of the financial year	108 026	99 981	119 043	129 412
G. Total cash and cash equivalents at the end of the financial year (F+/- D)	81 772	81 772	99 981	99 981
- including those of limited availability	6 431	6 431	4 338	4 338

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Notice of EGM
Released	17:52 14 Feb 2002
RNS Number	5201R

SEC RECEIVED PROCESSING FEB 20 2002 316 WASH, D.C. SECTION

PKN ORLEN SA SEC File 82-5036

21/2000/22

Current report 22/2002 dated February 14th, 2002

Resolutions regarding the Supervisory Board of PKN ORLEN S.A. to be passed by EGM on February 21, 2002

PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that following a letter which the Management Board of PKN ORLEN received today from Nafta Polska, together with draft resolutions with respect to point 9 of the Agenda of the Extraordinary General Meeting of Shareholders, the Management Board hereby announces draft resolutions suggested by a shareholder - Nafta Polska.

Point 9 of the Agenda was introduced by the State Treasury, another shareholder, under art. 400 of the Commercial Companies Code.

Resolution No....

of

the Extraordinary General Meeting of Shareholders

of

PKN ORLEN dated ... regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Under § 14, item 1 of the regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN establishes…-member composition of the Supervisory Board of PKN ORLEN.

Resolution No....

of

the Extraordinary General Meeting of Shareholders

of

PKN ORLEN dated ... regarding the removal of members of the Supervisory Board

of PKN ORLEN

Under § 8, item 2, point 2 and § 8, item 3 of the Company's Statutes the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to:

§ 1

remove Mr / Mrs … from the Supervisory Board of PKN ORLEN.

Resolution No....

of

the Extraordinary General Meeting of Shareholders

of

PKN ORLEN dated … regarding the removal of members of the Supervisory Board of PKN ORLEN

Under § 8, item 2, point 2 and § 8, item 3 of the Company's Statutes the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to:

§ 1

remove Mr / Mrs … from the Supervisory Board of PKN ORLEN.

Resolution No....

of

the Extraordinary General Meeting of Shareholders

of

PKN ORLEN dated … regarding appointment to the Supervisory Board of PKN ORLEN

Under § 8, item 2, point 2 of the Company's Statutes the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to:

§ 1

appoint Mr / Mrs … to the Supervisory Board of PKN ORLEN.

Resolution No....

the Extraordinary General Meeting of Shareholders

of

PKN ORLEN dated ... regarding appointment to the Supervisory Board of PKN ORLEN

Under § 8, item 2, point 2 of the Company's Statutes the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to:

§ 1

appoint Mr / Mrs ... to the Supervisory Board of PKN ORLEN.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Notice of EGM
Released	12:45 14 Feb 2002
RNS Number	4683R

RECEIVED FEB 20 2002 PROCESSING WASH. D.C. 316 SECTION

PKN ORLEN SA SEC File 82-5036

20

Current Report No. 20/2002 dated February 13th 2002

Change in the resolution regarding JV with Basell Europe Holding B.V.

In connection with the decision of the Management Board of Polski Koncern Naftowy ORLEN S.A. regarding introduction of the amendment to the draft of the resolution concerning giving of the relevant assents, which are requested on the basis of the provisions of law and Statue of the Company, for the establishment of a joint venture company with Bassell Europe Holdings B.V. and contribution to such joint venture company the self-operating entity of Polski Koncern Naftowy ORLEN S.A. constituting Polymers Block, which resolution is covered by item 6 of the agenda for the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. scheduled for February 21, 2002, the Management Board of Polski Koncern Naftowy ORLEN S.A. hereby announces the full contents of the final drafts of the resolutions to be proposed at the Extraordinary General Meeting of Shareholders on February 21, 2002:

RESOLUTION No [ ] of EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS of POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA dated [ ] regarding the sale of the Company's self-operating entities

§ 1

Under Article 393, Point 3 of the Commercial Companies Code and with respect to § 7, Item 7, Point 7 of the Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN SA hereby gives its assent to the sale of the following self-operating entities of the Company:

1. Oil Products Storage Facility No 8 in Sepolno Krajenskie;

2. Oil Products Storage Facility No 9 in Brodnica;

3. Oil Products Storage Facility No 17 in Glogow;

4. Oil Products Storage Facility No 4 in Kamien Zabkowicki;

5. Oil Products Storage Facility No 8 in Gdynia;

6. Oil Products Storage Facility No 12 in Koscierzyna;

7. Oil Products Storage Facility No 14 in Tczew;

8. Oil Products Storage Facility No 7 in Nowy Sacz;

9. Oil Products Storage Facility No 12 in Szubin;

10. Oil Products Storage Facility No 13 in Naklo;

11. Oil Products Storage Facility No 2 in Ostroda;

12. Oil Products Storage Facility No 4 in Nowy Dwor Gdanski;

13. Oil Products Storage Facility No 5 in Karolewo;

14. Oil Products Storage Facility No 6 in Bartoszyce.

§ 2

The sale can be executed through a tender at a price not lower than the market value of the property set in a valuation made by a property / real estate expert. In case the book value is higher than the market value, such book value should be the starting price. In case of void purchase offers, the sale may be executed through another tender at a price not lower than three quarters (3/4) of the starting price.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through tendered offers after prior settlement of price and procedures by the Management Board.

§ 4

The resolution takes immediate effect.

RESOLUTION No [ ] of EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS of POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA dated [ ] regarding the sale of the Company's self-operating entities

§ 1

Under Article 393, Point 3 of the Commercial Companies Code and with respect to § 7, Item 7, Point 7 of the Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN SA hereby gives its assent to sale of the following self-operating entities of the Company:

1. Oil Products Storage Facility No 6 in Wloszczowa;

2. Oil Products Storage Facility No 6 in Kalisz;

3. Oil Products Storage Facility No 5 in Szczecin;

4. Oil Products Storage Facility No 12 in Strzelce Krajenskie;

5. Oil Products Storage Facility No 9 in Lobza;

6. Oil Products Storage Facility No 7 in Jelenia Gora.

§ 2

The sale can be executed through the placing of tender offers. Tenders should contain a starting price of 50% of the value set in a valuation made by a property / real estate expert and should be sent to those potential purchasers that have previously submitted purchase offers for Oil Products Storage Facilities.

§ 3

In case of the voiding of a purchaser appointed in accordance with these procedures as in § 2, the sale can be executed by placing tender offers after prior settlement of price and procedures by the Management Board.

§ 4

With regard to sale of Oil Products Storage Facilities listed in § 1, § 2 of the resolution No 29 of the General Meeting of Shareholders of PKN ORLEN S.A. dated May 14, 2001 and regarding sale of such storage facilities becomes invalid and is therefore abolished.

§ 5

The resolution takes immediate effect.

RESOLUTION No [ ] of EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS of POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA dated [ ] regarding the sale of the Company's self-operating entities

Under Article 393, Point 3 of the Commercial Companies Code and with respect to § 7, Item 7, Point 7 of the Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN SA hereby gives its assent to sale of the following self-operating entities of the Company:

1. Oil Products Storage Facility No 3 in Ostrowiec Swietokrzyski;

2. Oil Products Storage Facility No 3 in Hrubieszow;

3. Oil Products Storage Facility No 11 in Ostrow Wielkopolski;

4. Oil Products Storage Facility No 7 in Leszno;

5. Oil Products Storage Facility No 2 in Mnisztwa near Cieszyn;

6. Oil Products Storage Facility No 3 in Grudziadz;

7. Oil Products Storage Facility No 14 in Koscian;

8. Oil Products Storage Facility No 2 in Elk;

9. Oil Products Storage Facility No 10 in Gizycko;

10. Oil Products Storage Facility No 10 in Strzelce Opolskie.

§ 2

The sale can be executed through a tender at a price not lower than 50% of the market value set in a valuation made by a property / real estate expert.

§ 3

In case of the voiding of a purchaser appointed in accordance with the procedures as in § 2, the sale can be executed by placing tender offers after prior settlement of price and procedures by the Management Board.

§ 4

With regard to sale of Oil Products Storage Facilities listed in § 1 (No. 1 - 7), § 2 of the resolution No 29 of the General Meeting of Shareholders of PKN ORLEN S.A. dated May 14, 2001 and regarding the sale of such storage facilities becomes invalid and is therefore abolished, and with regard to sale of Oil Products Storage Facilities listed in § 1 (No. 8 - 10), § 2 of the resolution No. 3 of the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. dated July 6, 2001 and regarding sale of such storage facilities becomes invalid and is therefore abolished.

§ 5

The resolution takes immediate effect.

RESOLUTION No [ ] of EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS of POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA dated [ ] regarding the sale of the Company's self-operating entities.

§ 1

Under Article 393, Point 3 of the Commercial Companies Code and with respect to § 7, Item 7, Point 7 of the Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN SA hereby gives its assent to the sale of property with respect to spun-off part of Oil Products Storage Facility No 1 in Kielce in favour of VISPOL International Ltd. Sp. z o.o. at the price equal to the market value set in a valuation made by a property / real estate expert.

§ 2

The resolution takes immediate effect.

RESOLUTION No [ ] of EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS of POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA dated [ ] concerning giving the relevant assents, which are requested on the basis of the provisions of law and Statue of the Company, for the establishment of a joint venture company with Bassell Europe Holdings B.V. and contribution to the joint venture company the self-operating entity (including real estate properties) of Polski Koncern Naftowy ORLEN S.A. constituting Polymers Block,

Acting under Article 393, Point 3 and Point 4 of the Commercial Companies Code and § 7, Item 7, Point 7 and 8 of the Company Statutes, the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby adopts, in open voting, the following resolution:

1. After a presentation made by the Management Board and review of the opinion of the Supervisory Board of the Company regarding the planned transaction of establishment by the Company of a joint venture company with Basell Europe Holdings B.V., a company organised under the laws of the Netherlands, for the purpose of conducting by such joint venture company of operations within the scope of production of, marketing of, and trade with the of polyolefins products, the Extraordinary General Meeting of Shareholders hereby gives its assent for the alienation, through contributing in-kind to the above joint-venture company, of the Company's self-operating entity located in P³ock at ul. Chemików 7 used for the purpose of conducting the production and sale of the polyethylene and polypropylene products. The aforementioned assents is given upon the following conditions: (1) the joint venture company shall be incorporated under the laws of Poland in the form of a limited liability company or a joint stock company with its seat in Poland; (2) the aforementioned self-operating entity of the Company shall be contributed to the joint venture at the value not lower than the PLN equivalent of EURO 80,000,000 (eighty million); and (3) the sole shareholders of the above joint venture company shall be the Company and Basell Europe Holdings B.V., each of them to subscribe for the block of shares representing 50% of the total number of shares and authorising to 50% of the voting rights.

2. Due to the fact that the self-operating entity of the Company referred to in Point 1 above includes the following developed and undeveloped plots, located in P³ock at ul. Chemików 7:

(1) plot No. 20/17 (marked 8-C) with the area of 32,767 square meters;

(2) plot No. 20/21 (marked 9-C) with the area of 32,772 square meters;

(3) plot No. 20/18 (marked 8-D) with the area of 2,817 square meters;

(4) plot No. 20/22 (marked 9-D) with the area of 2,169 square meters;

(5) plot No. 20/29 (marked 11-F) with the area of 16,984 square meters; and

(6) plot No. 20/31marked 12-F) with the area of 36,469 square meters,

the Extraordinary General Meeting of Shareholders additionally gives its assent for the alienation by the Company of the above real estate properties (i.e. the ownership or the perpetual usufruct of the above plots of land and the ownership of the buildings located hereupon) through their in-kind contribution to a joint venture company, as the part of self-operating entity of the Company referred to in point 1 above.

3. The resolution shall be effective from the date of its adoption. This resolution and the assents given thereunder shall be binding until June 30, 2002. If until the above date the Company does not enter into the relevant agreements, i.e. joint venture agreement, deed of association (statute) of the joint venture company, the license agreement and other agreements related to the incorporation of the joint venture, upon the terms and conditions accepted by the Management Board of the Company, the assents referred to in Point 1 and 2 above shall expire.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Supervisory Board's outcome
Released	07:00 14 Feb 2002
RNS Number	4456R

SEC MAIL PROCESSING RECEIVED FEB 20 2010 WASH, D.C. 316 SECTION

PKN ORLEN SA SEC File 82-5036

Current Report no 19/2002/21 dated 13th February 2002

The Supervisory Board's outcome

Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that the Supervisory Board of PKN ORLEN, which met today, has passed a resolution approving the company's Economic and Technical Plan for 2002. The Supervisory Board has also accepted the Hay Group's incentive-based remuneration system.

After a presentation made by the Management Board and having studied documents and materials regarding the planned establishment of a joint venture, the Supervisory Board also gave its approval to the formation of a joint venture with Basell Europe Holdings B.V., in the form of a commercial code company. The Supervisory Board also gave its assent to the contribution by PKN ORLEN of property / real estate as part of its share in this joint venture.

The Supervisory Board has also passed resolutions regarding the sale of company property and self-operating entities.

Resolutions regarding the formation of the joint venture and the sale of property will be finally approved by the Extraordinary General Meeting of Shareholders on 21st February 2002.

Further Management Board changes were not discussed

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.